Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 11 DATED FEBRUARY 14, 2020

TO THE PROSPECTUS DATED APRIL 12, 2019

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 12, 2019 (the “Prospectus”), Supplement No. 1 dated July 10, 2019, Supplement No. 2 dated July 16, 2019, Supplement No. 3 dated August 16, 2019, Supplement No. 4 dated September 16, 2019, Supplement No. 5 dated October 17, 2019, Supplement No. 6 dated November 15, 2019, Supplement No. 7 dated December 13, 2019, Supplement No. 8 dated January 15, 2020, Supplement No. 9 dated January 21, 2020 and Supplement No. 10 dated February 4, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our acquisition of an additional property;

•	to disclose the transaction price for each class of our common stock as of March 1, 2020;

•	to disclose the calculation of our January 31, 2020 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on our initial public offering.

Property Acquisition

On December 21, 2019, we completed the acquisition of the property known as 9725 Datapoint, a medical office property located in San Antonio, Texas, from an unaffiliated third party for approximately $36.5 million, including transaction costs. We funded the acquisition with cash on hand. The property is 100% leased to three tenants with a weighted average lease term of 12.4 years at the time of acquisition. The acquisition represents the first medical office property in our portfolio.

March 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2020 (and repurchases as of February 29, 2020) is as follows:

Transaction Price (per share)
Class T	$10.70
Class S	10.66
Class D	10.79
Class I	10.81

The transaction price for our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of January 31, 2020. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

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January 31, 2020 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of January 31, 2020, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following tables provide a breakdown of the major components of our NAV as of January 31, 2020 ($ and shares in thousands):

Components of NAV	January 31, 2020
Investment in real property	$442,766
Investment in real estate-related assets	35,977
Investment in international affiliated funds	37,612
Investment in commercial mortgage loan	12,836
Cash and cash equivalents	3,170
Restricted cash	12,681
Other assets	2,669
Debt obligations	(147,277)
Subscriptions received in advance	(12,681)
Other liabilities	(8,096)
Stockholder servicing fees payable the following month (1)	(17)

Net Asset Value	$379,640

Net Asset Value attributable to Series A preferred stock	$126

Net Asset Value attributable to common stockholders	$379,514

Number of outstanding shares of common stock	34,662

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2020, we have accrued under GAAP approximately $1.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of January 31, 2020 ($ and shares in thousands, except per share data):

NAV Per Share	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value	$18,059	$3,519	$7,949	$23,517	$326,470	$379,514
Number of outstanding shares	1,688	330	737	2,176	29,731	34,662

NAV per share as of January 31, 2020	$10.70	$10.66	$10.79	$10.81	$10.98

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2020 valuations, based on property types. Once we own more than one retail property and other property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.85%	6.05%
Multifamily	7.00	5.40
Office	7.17	6.42

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	+1.8%	+2.0%	+1.9%
(weighted average)	0.25% increase	(2.0%)	(1.8%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.6%	+3.1%	+2.4%
(weighted average)	0.25% increase	(2.5%)	(2.7%)	(2.1%)

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 6,127,813 shares of our common stock (consisting of 1,976,379 Class T shares, 723,437 Class S shares, 845,615 Class D shares and 2,582,382 Class I shares) in our offering, resulting in gross offering proceeds of $65,736,233. We intend to continue selling shares in the offering on a monthly basis.

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